UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

ALFA CORPORATION

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

015385107

(CUSIP Number)

Al Scott

2108 E. South Boulevard

Montgomery, Alabama 36116-2015

(334) 288-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 015385107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alfa Mutual Insurance Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 34,296,747
8. Shared Voting Power None
9. Sole Dispositive Power 34,296,747
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,296,747
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 42.57%
14.	Type of Reporting Person (See Instructions) IC

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SCHEDULE 13D

CUSIP No. 015385107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alfa Mutual Fire Insurance Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,187,970
8. Shared Voting Power None
9. Sole Dispositive Power 9,187,970
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,187,970
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.40%
14.	Type of Reporting Person (See Instructions) IC

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SCHEDULE 13D

CUSIP No. 015385107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alfa Mutual General Insurance Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 631,166
8. Shared Voting Power None
9. Sole Dispositive Power 631,166
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 631,166
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.78%
14.	Type of Reporting Person (See Instructions) IC

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Introductory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by Alfa Mutual Insurance Company, an Alabama corporation (“AMI”), Alfa Mutual Fire Insurance Company, an Alabama corporation (“AMFI”), and Alfa Mutual General Insurance Company, an Alabama corporation (“AMGI” and together with AMI and AMFI, the “Reporting Persons”) to amend the initial statement on Schedule 13D filed by the Reporting Persons on April 24, 2003 (the “Initial Statement”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 6, 2007 (the “Amended Statement” and collectively with this Amendment No. 2, the “Statement”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

On July 17, 2007, the Reporting Persons made a proposal to the Issuer for a transaction in which the Reporting Persons would acquire all the outstanding shares of Common Stock not held by the Reporting Persons for $17.60 in cash per share.

The Reporting Persons are not willing to sell their currently held shares of Common Stock to a third party and have stipulated that the proposal is conditioned upon the execution of a definitive merger agreement containing the terms and conditions set forth above and such other mutually agreeable terms and conditions as are customary in agreements of this sort, including but not limited to customary representations, warranties, covenants and conditions such as the receipt of all necessary regulatory approvals. Before the execution of definitive documentation, the Reporting Persons will require the approval of the transaction by a special committee of independent directors of the Issuer and by the Boards of Directors of the Issuer and the Reporting Persons. The transaction will also require approval of the Issuer’s shareholders.

The Reporting Persons have reserved the right to modify or withdraw their proposal at any time prior to the execution and delivery of a definitive merger agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end of Item 7:

99.2         Letter dated July 17, 2007 from the Reporting Persons to the Issuer.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2007	ALFA MUTUAL INSURANCE COMPANY

	By:	/s/ Jerry A. Newby
	Name:	Jerry A. Newby Title: Chairman

Dated: July 17, 2007	ALFA MUTUAL FIRE INSURANCE COMPANY

	By:	/s/ Jerry A. Newby
	Name:	Jerry A. Newby Title: Chairman

Dated: July 17, 2007	ALFA MUTUAL GENERAL INSURANCE COMPANY

	By:	/s/ Jerry A. Newby
	Name:	Jerry A. Newby Title: Chairman